CTT International Distributors Inc.
Suite 305 - South Tower, 5811 Cooney Road
Richmond, British Columbia
V6X 3M1 Canada

June 27, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention: Geoffrey M. Ossias

Dear Mr. Ossias:

Re:	CTT International Distributors Inc. (the “Company”)
Form SB-2 Registration Statement
File No. 333-124286

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, the Company requests an accelerated review of its Form SB-2 Registration Statement for an effective date of Thursday, June 29, 2006 at 5:00 p.m. (EST), or as soon thereafter as practicable.

The Company is aware that the staff of the Securities and Exchange Commission has not made any review of the registration statement, as amended, and, accordingly, the filing with the Commission may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The registration statement thereto has not been submitted to the NASD since no NASD members or affiliates will be participating in the transaction.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Finally, the Company is also aware of its statutory responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Thank you for your co-operation.

Sincerely,

CTT International Distributors Inc.

Per: /s/ Amit Sankhala

Amit Sankhala
President, Principal Executive Officer,
Principal Financial Officer, Principal
Accounting Officer, Secretary, Treasurer,
and sole Director

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